UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2012

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Attached hereto is a press release issued by the Registrant and entitled: “Nova Announces 2011 Fourth Quarter and Full Year Results”.

The financial statements tables included in the press release (pages 5-9 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491) and November 5, 2007 (File No. 333-147140).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2012	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: info@ccgisrael.com

Company Press Release

NOVA ANNOUNCES 2011 FOURTH QUARTER
AND FULL YEAR RESULTS

Rehovot, Israel – February 15, 2012 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2011 fourth quarter and full year results.

Highlights for the Fourth Quarter of 2011

•	Quarterly revenues of $19.2 million

•	Gross margin of 55%

•	Operating margin of 12%

•	GAAP Net income of $5.0 million, or $0.18 per diluted share (including $2.5 million income related to the creation of a deferred income tax asset)

•	Non-GAAP Net income of $3.0 million, or $0.11 per diluted share

•	Positive cash flow from operating activities of $3.9 million

Highlights for the Full Year of 2011

•	Record revenues of $102.8 million, up 19% year over year

•	Gross margin of 56%

•	Operating margin of 24%

•	GAAP Net income of $28.1 million, or $1.04 per diluted share (including $2.5 million income related to the creation of a deferred income tax asset)

•	Non-GAAP Net income of $27.1 million, or $1.00 per diluted share

•	Positive operating cash flow of $25.1 million

•	Total cash reserves at a record level of $87.1 million

Management Comments

“2011 was the best year in our history. It was a third consecutive year of outgrowing the industry, a year in which we crossed the $100 million revenue mark for the first time, generating a net income of more than $27 million and increasing our cash by more than $22 million”, said Gabi Seligsohn, President and CEO of Nova. “Fourth quarter revenues were at the high end of our guidance, and profitability exceeded our expectations as a result of a favorable product mix and our success in controlling immediate expenses. In addition, the accounting rules required us to establish a deferred income tax asset as a result of establishing a pattern of profitability, and our fourth quarter net income included a $2.5 million tax benefit.”

“We began to see a pickup in bookings early in the fourth quarter, which accelerated as the quarter progressed and we have continued to see a positive trend in the early part of the first quarter. As a result, we ended the year with a very significant improvement in our backlog compared to the end of the third quarter and have entered 2012 with improved visibility. Looking at the opportunities that lie ahead, we are planning to invest the necessary resources to continue and enable our long term growth trajectories. The focus over the last few years on aggressive product development, operational excellence and strong customer presence is what brought us to where we stand today. This focus will continue into the future as we adapt our strategy to the company size we have become, in order to support our long term growth plans.”

“After several years of focusing on new customer penetrations, we are benefitting from repeat orders in stand alone solutions and they accounted for a significant proportion of our business in 2011. During the year, we introduced three new products into the field for which we are also receiving repeat orders from multiple customers, a strong indication that we have executed well on our product road map. Our bookings also indicate that we are well-positioned in the high end technology nodes, with most of the orders focused on 28nm and below and with recent wins including 11nm and 14nm process development activities with leading edge customers”.

2012 First Quarter Guidance

For the first quarter of 2012, management expects revenues of $20.5-$23.0 million, with operating margins of 6%-13%, and with GAAP diluted earnings per share of $0.04-$0.09.

On a Non-GAAP basis, which excludes adjustments of deferred income tax assets and stock based compensation expenses, management expects diluted earnings per share of $0.07-$0.13 for the first quarter of 2012.

2011 Fourth Quarter Results

Total revenues for the fourth quarter of 2011 were $19.2 million, a decrease of 29% relative to the fourth quarter of 2010, and 26% relative to the third quarter of 2011.

Gross margin for the fourth quarter of 2011 was 55%, compared with 57% in the fourth quarter of 2010 and 55% in the third quarter of 2011.

Operating expenses in the fourth quarter of 2011 were $8.3 million, compared with $8.0 million in the fourth quarter of 2010 and $8.4 million in the third quarter of 2011.

On a GAAP basis, the company reported net income of $5.0 million, or $0.18 per diluted share, in the fourth quarter of 2011, including $2.5 million income related to the creation of a deferred tax asset. This compares to a net income of $7.5 million, or $0.28 per diluted share, in the fourth quarter of 2010, and a net income of $5.9 million, or $0.22 per diluted share, in the third quarter of 2011.

On a Non-GAAP basis, which excludes benefit from income taxes and stock based compensation expenses, the company reported net income of $3.0 million, or $0.11 per diluted share, in the fourth quarter of 2011. This compares to a net income of $7.8 million, or $0.29 per diluted share, in the fourth quarter of 2010, and a net income of $6.4 million, or $0.23 per diluted share, in the third quarter of 2011.

The company generated $3.9 million in cash from operating activities during the fourth quarter of 2011.

2011 Full Year Results

Total revenues for 2011 were $102.8 million, compared to total revenues of $86.6 million for 2010.

Gross margin in 2011 was 56%, compared to 55% in 2010.

Operating expenses in 2011 were $33.3 million, as compared with $25.6 million in 2010.

On a GAAP basis, the company reported net income $28.1 million in 2011, or $1.04 per diluted share, including $2.5 million income related to the creation of a deferred tax asset. This compares to a net income of $22.2 million, or $0.86 per diluted share, in 2010.

On a Non-GAAP basis, which excludes benefit from income taxes and stock based compensation expenses, the company reported net income $27.1 million in 2011, or $1.00 per diluted share. This compares to a net income of $22.9 million, or $0.89 per diluted share, in 2010.

During 2011, the company generated $25.1 million in cash flow from operating activities, as compared to $25.8 million cash flow generated from operating activities in 2010.

Total cash reserves at the end of 2011 were $87.1 million, an increase of $25.5 million compared to the end of 2010.

The Company will host a conference call today, February 15, 2012, at 9:30am ET. To participate, please dial in the US: 1 877 249 9037; or internationally: +972-3-721 9510 / +1 646 254 3364. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call. In addition, a presentation to accompany the conference call will be available together with a live webcast of the conference call. This will be accessible from a link on Nova’s website at www.nova.co.il.

This press release provides financial measures that exclude non-cash charges for stock-based compensation and benefit from income taxes and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31,2010 filed with the Securities and Exchange Commission on March 30, 2011. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	As of December 31,	As of December 31,
	2011	2010

CURRENT ASSETS
Cash and cash equivalents	18,716	25,394
Short-term interest-bearing bank deposits	66,247	35,562
Held to maturity securities	1,582	--
Trade accounts receivable	13,402	13,162
Inventories	9,608	10,849
Deferred income tax assets	2,500	--
Other current assets	1,173	1,736
	113,228	86,703
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	545	631
Other long-term assets	291	163
Severance pay funds	2,885	2,786
	3,721	3,580

FIXED ASSETS, NET	5,998	3,094

Total assets	122,947	93,377

CURRENT LIABILITIES
Trade accounts payable	8,305	9,956
Deferred income	2,172	3,397
Other current liabilities	8,082	7,908
	18,559	21,261

LONG-TERM LIABILITIES
Liability for employee severance pay	3,851	3,709
Deferred income	611	--
Other long-term liability	20	23
	4,482	3,732

SHAREHOLDERS' EQUITY	99,906	68,384

Total liabilities and shareholders' equity	122,947	93,377

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	December 31, 2011	September 30, 2011	December 31, 2010

REVENUES
Product sales	15,273	21,382	22,650
Services	3,919	4,438	4,339
	19,192	25,820	26,989

COST OF REVENUES
Products	5,972	8,921	8,842
Services	2,693	2,782	2,765
	8,665	11,703	11,607

GROSS PROFIT	10,527	14,117	15,382

OPERATING EXPENSES
Research & Development expenses, net	4,567	4,627	4,280
Sales & Marketing expenses	2,951	2,933	2,885
General & Administration expenses	746	809	843
	8,264	8,369	8,008

OPERATING PROFIT	2,263	5,748	7,374

INTEREST INCOME, NET	207	189	119

INCOME BEFORE INCOME TAXES	2,470	5,937	7,493

BENEFIT FROM INCOME TAXES	2,500	--	--

NET INCOME FOR THE PERIOD	4,970	5,937	7,493

Net income per share:
Basic	0.19	0.23	0.30
Diluted	0.18	0.22	0.28

Shares used for calculation of net income per share:
Basic	26,425	26,334	25,248
Diluted	27,007	27,079	26,762

NOVA MEASURING INSTRUMENTS LTD.
ANNUAL CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended
	December 31, 2011	December 31, 2010

REVENUES
Product sales	85,562	71,790
Services	17,266	14,830
	102,828	86,620

COST OF REVENUES
Product sales	33,789	29,056
Services	11,043	10,148
	44,832	39,204

GROSS PROFIT	57,996	47,416

OPERATING EXPENSES
Research & Development expenses, net	18,677	12,445
Sales & Marketing expenses	11,373	10,133
General & Administration expenses	3,229	2,968
	33,279	25,546

OPERATING PROFIT	24,717	21,870

INTEREST INCOME, NET	901	305

INCOME BEFORE INCOME TAXES	25,618	22,175

BENEFIT FROM INCOME TAXES	2,500	--

NET INCOME FOR THE YEAR	28,118	22,175

Net income per share:
Basic	1.07	0.91
Diluted	1.04	0.86

Shares used for calculation of net income per share:
Basic	26,232	24,448
Diluted	26,931	25,692

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	December 31, 2011	September 30, 2011	December 31, 2010
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	4,970	5,937	7,493
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	541	420	259
Amortization of deferred stock-based compensation	476	421	257
Deferred income taxes	(2,500)	--	--
Decrease in liability for employee termination benefits, net	(60)	(94)	(35)

Decrease (increase) in trade accounts receivables	(1,281)	7,554	(639)
Decrease (increase) in inventories	954	1,499	(1,339)
Decrease in other short and long term assets	85	726	1,620
Increase (decrease) in trade accounts payables and other long term liabilities	332	(3,967)	1,313
Increase (decrease) in other current liabilities	625	(642)	978
Decrease in short and long term deferred income	(287)	(5,966)	(3,220)
Net cash provided by operating activities	3,855	5,888	6,687

CASH FLOW – INVESTMENT ACTIVITIES

Increase (decrease) in short-term interest-bearing bank deposits	8,044	(9,000)	7,666
Increase (decrease) in long-term interest-bearing bank deposits	86	--	(61)
Proceeds from (Investments in) short-term held to maturity securities	(482)	86	--
Additions to fixed assets	(632)	(460)	(400)
Net cash provided by (used in) investment activities	7,016	(9,374)	7,205

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	163	104	525
Net cash provided by financing activities	163	104	525

Increase (decrease) in cash and cash equivalents	11,034	(3,382)	14,417
Cash and cash equivalents – beginning of period	7,682	11,064	10,977
Cash and cash equivalents – end of period	18,716	7,682	25,394

NOVA MEASURING INSTRUMENTS LTD.
ANNUAL CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended
	December 31, 2011	December 31, 2010
CASH FLOW – OPERATING ACTIVITIES

Net income for the year	28,118	22,175
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,700	1,260
Amortization of deferred stock-based compensation	1,435	710
Deferred income taxes	(2,500)	--
Increase in liability for employee termination benefits, net	43	108

Increase in trade accounts receivables	(240)	(1,617)
Increase in inventories	(1,056)	(7,526)
Increase (decrease) in other short and long term assets	(305)	197
Increase (decrease) in trade accounts payables and other long term liabilities	(1,639)	6,242
Increase in current liabilities	159	2,740
Increase (decrease) in short and long term deferred income	(614)	1,543
Net cash provided by operating activities	25,101	25,832

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(30,685)	(26,955)
Investments in short-term held to maturity securities	(1,582)	--
Decrease (increase) in long-term interest-bearing bank deposits	86	(70)
Additions to fixed assets	(2,307)	(1,565)
Net cash used in investment activities	(34,488)	(28,590)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans and exercise of warrants	2,709	1,323
Shares issued in public offering	--	16,968
Net cash provided by financing activities	2,709	18,291

Increase (decrease) in cash and cash equivalents	(6,678)	15,533
Cash and cash equivalents – beginning of period	25,394	9,861
Cash and cash equivalents – end of period	18,716	25,394

NOVA MEASURING INSTRUMENTS LTD.
DISCLOSURE OF NON-GAAP NET INCOME
(U.S. dollars in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2011	2011	2010

GAAP Net income for the period	4,970	5,937	7,493

Non-GAAP Adjustments:
Stock based compensation expenses	476	421	257
Benefit from income taxes	(2,500)	--	--

Non-GAAP Net income for the period	2,946	6,358	7,750

Non-GAAP Net income per share:
Basic	0.11	0.24	0.31
Diluted	0.11	0.23	0.29

Shares used for calculation of Non-GAAP net income per share:
Basic	26,425	26,334	25,248
Diluted	27,007	27,079	26,762

	Year ended December 31,
	2011	2010

GAAP Net income for the year	28,118	22,175

Non-GAAP Adjustments:
Stock based compensation expenses	1,435	710
Benefit from income taxes	(2,500)	--

Non-GAAP Net income for the year	27,053	22,885

Non-GAAP Net income per share:
Basic	1.03	0.94
Diluted	1.00	0.89

Shares used for calculation of Non-GAAP net income per share:
Basic	26,232	24,448
Diluted	26,931	25,692